Amy L. Bowler Phone (303) 290-1086 Fax (303) 713-6305 abowler@hollandhart.com

April 26, 2010

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          Crown Media Holdings, Inc.

Preliminary Information Statement on Schedule 14C

Filed March 29, 2010

File No. 0-30700

Dear Mr. Spirgel:

This letter responds to the comments of the staff of the Securities and Exchange Commission in its letter dated April 12, 2010 with respect to the Preliminary Information Statement on Schedule 14C listed above.  The text of the staff’s comments is set forth below in bold followed in each case by the response.

Outstanding Issues

1.                                      We note one significant consequence of the company’s restructuring transactions is that Hallmark Cards, Inc. through its affiliates will control 90.1% of the company (as you discuss on page 70).  This ownership interest allows Hallmark to do a short form merger.  In this regard, please discuss the ability of Hallmark to do a short form merger in the summary section and other relevant areas of the information statement.  Your discussion should describe in more detail how a short form merger differs from a typical merger.  For instance, we note you have not discussed that minority shareholders do not normally vote to approve a short form merger.  Further, please highlight how the Stockholders Agreement has provided additional protections to minority shareholders in the context of a short form merger that are not typically available to them.

Response:

We propose to add the language below to the pages of the information statement indicated.

The following will be inserted on page 2 of the Summary immediately before the question “What is the purpose of the transactions?”:

Q.            How will the Transactions affect the rights of the holders of Company equity in connection with future transactions?

A.            As a result of the Transactions, subject to the limitations contained in the Stockholders Agreement, Hallmark will have the right to acquire the Company and/or force the sale of the Company to a third party without the requirement for the approval of the Company’s board of directors, a majority of the Company’s directors not affiliated with Hallmark, or the stockholders of the Company other than Hallmark.

In negotiating the Transactions, Hallmark sought and obtained an increase in its equity ownership to not less than 90.1% of the Common Stock, with the stated intent that such ownership would, subject to the limitations provided for in the Stockholders Agreement, entitle Hallmark to effectuate a “short-form” merger under Section 253 of the DGCL.  In general, under Section 253 of the DGCL, a stockholder that owns at least 90% of each class of another corporation’s outstanding stock (a “90% Subsidiary”) can merge itself into such 90% Subsidiary or merge such 90% Subsidiary into itself without the approval of the 90% Subsidiary’s board of directors and without a vote of the 90% Subsidiary’s minority stockholders.  Minority stockholders would have appraisal rights with respect to the short-form merger under the DGCL.

Subject to the limitations set forth below, Hallmark could use such a short-form merger to acquire the remaining equity of the Company or as part of transactions that result in the sale of the Company to another party.  In addition, pursuant to the Stockholders Agreement, Hallmark has the right:  (1) to explore the possibility of a sale of the equity of the Company to a third party, (2) to provide confidential information to third parties, subject to appropriate confidentiality restrictions, (3) to be provided management’s cooperation, time and assistance (as reasonably requested) in connection with the exploration and negotiation of such a transaction, and (4) to conduct any negotiations with respect to such a transaction.

The Special Committee negotiated the terms of the Stockholders Agreement to place limitations on Hallmark’s right to effect a short-form merger and to provide other protections to the Company’s minority stockholders in connection with any short-form merger or transfer or sale of shares of the Company by Hallmark, in each case during specified periods following the consummation of the Transactions.  These limitations are discussed in response to the next two questions.

Q.            What protections are provided to the Company’s minority stockholders in connection with Hallmark’s right to effect a short-form merger or otherwise acquire additional shares of the Company’s Common Stock?

A.            In the event that Hallmark effects a short form merger, the Company’s minority stockholders would have appraisal rights under the DGCL.  Any required disclosures under the federal securities laws would also be available.

In addition, the Special Committee negotiated limitations on the ability of Hallmark (including its controlled affiliates) to acquire additional shares of Common Stock (including the acquisition of the remaining equity through a short-form merger) from the period beginning on the closing date of the Recapitalization until December 31, 2013.  These restrictions would permit the conversion of the Series A Preferred Stock to Common Stock and the exercise of the subscription rights contained in the Stockholders Agreement.  The restrictions applicable to a short form merger or other “going private” transaction, are summarized in the following chart:

Time Period	Limitation on Acquisition of Common Stock or Short Form Merger not in connection with a Third Party Sale

Closing Date - December 31, 2011	Only with the prior approval of a special committee of the Company’s Board of Directors comprised solely of independent, disinterested directors.

January 1, 2012 - December 31, 2013

Only in one of the following three methods:

(1)  with the prior approval of a special committee of the Company’s Board of Directors comprised solely of independent, disinterested directors;

(2) In connection with a Premium Transaction (as defined below in the section titled “THE RECAPITALIZATION—Stockholders Agreement”) in which minority shareholders receive consideration equal to the sum of (x) the greatest consideration received by Hallmark per share of Common Stock in connection with such transaction (“Equivalent Consideration”), and (y) $.50 per share of Common Stock (subject to adjustment for dilutive transactions); or

(3) Pursuant to a tender offer by Hallmark or its affiliates for

Time Period	Limitation on Acquisition of Common Stock or Short Form Merger not in connection with a Third Party Sale all of the outstanding shares of the Company’s Common Stock in which the minority stockholders tender at least a majority of their shares.

Thereafter	No Limitation

Q.            What protections are provided to the Company’s minority stockholders in connection with a sale by Hallmark of its controlling interest in the Company, with the use of a short form merger or otherwise?

A.            The Company’s minority stockholders do not presently have any protection in connection with the sale by Hallmark of a controlling interest in the Company over and above those provided by Delaware law.  While Section 203 of the DGCL would generally restrict the ability of an “interested stockholder” to engage in a “business combination,” as HEIC owns in excess of 85% of the voting stock of the Company, a purchase of all of such shares in a single transaction would exempt the purchaser from such restrictions.  In addition, in connection with the Transactions, Hallmark required that the Company’s Certificate of Incorporation be amended to have the Company “opt out” of Section 203 until such time as Hallmark’s beneficial ownership is reduced to less than 50% of the outstanding shares of Common Stock.

In connection with the Transactions, the Special Committee negotiated limitations on the ability of Hallmark (including its controlled affiliates) to transfer its shares of Common Stock.  These restrictions would not limit the transfer of Common Stock to controlled affiliates of Hallmark who agreed to be bound by the Stockholders Agreement or pursuant to a bona fide pledge to a lender that is not an affiliate of Hallmark.  The following table summarizes the additional restrictions on transfers of Common Stock by Hallmark:

Time Period	Permitted Transfers and Sales
Closing Date — December 31, 2011	Only with the approval of a special committee of the Company’s Board of Directors comprised solely of independent, disinterested directors.

Time Period	Permitted Transfers and Sales

January 1, 2012 — December 31, 2013	Only in one of the following three methods:
(1) with the prior approval of a special committee of the Company’s Board of Directors comprised solely of independent, disinterested directors;

(2) In a Premium Transaction (as defined below in the section titled “THE RECAPITALIZATION—Stockholders Agreement”) in which minority shareholders receive consideration equal to the sum of (x) the greatest consideration received by Hallmark per share of Common Stock in connection with such transaction (“Equivalent Consideration”), and (y) $.50 per share of Common Stock (subject to adjustment for dilutive transactions); or

(3) in a public offering or block transaction in which, to the actual knowledge of executive officers of HCC after reasonable inquiry, no single purchaser (together with affiliates and associates) acquires beneficial ownership, when combined with existing ownership, in excess of 5% of the outstanding Common Stock in the case of a public offering, or 2% of the outstanding Common Stock in the case of a block transaction.

January 1, 2014 — earlier of: (a) December 31, 2020, or (b) such time as Hallmark ceases to own at least a majority of the Common Stock

Hallmark will not sell or transfer, in one or a series of related transactions, a majority of the outstanding shares of Common Stock to a third party, except (x) with the prior approval of a special committee of the Company’s Board of Directors comprised solely of independent, disinterested directors or (y) if all stockholders unaffiliated with Hallmark are entitled to receive Equivalent Consideration in the transactions.

Thereafter	No Limitation

See “THE RECAPITALIZATION - Stockholders Agreement.”

The following will be inserted on page 23 immediately prior to the last paragraph in the description of the issuance of Common Stock.

Following the issuance of Common Stock to HCC pursuant to the Transactions, Hallmark, through its wholly-owned subsidiary HCC, will own at least 90.1% of the Common Stock.  In addition, following the Transactions, Hallmark, through its wholly-owned subsidiary HCC, will be the sole owner of the Preferred Stock, the only other outstanding class of the Company’s capital stock. Under Section 253 of the DGCL, a corporation that owns over 90% of each class of another corporation’s outstanding stock can merge itself into such subsidiary corporation or merge such subsidiary corporation into itself without the approval of the subsidiary corporation’s board of directors and without a vote of the subsidiary corporation’s minority stockholders.  Minority stockholders would have appraisal rights under the DGCL with respect to such short-form merger. Hallmark could use such a short-form merger to acquire the remaining equity of the Company or as part of transactions resulting in the sale of the Company to another party. The Special Committee negotiated for a Stockholders Agreement that, among other things, includes certain protections for the Company’s minority stockholders in connection with a short-form merger.  The terms of the Stockholders Agreement described in the section of this Information Statement titled “THE RECAPITALIZATION - Stockholders Agreement” provide protection for the minority stockholders with respect to Hallmark’s ability to effect a short-form merger.

The following will be inserted on page 70 in lieu of the last sentence of the first paragraph under the heading “Effect of Transactions in Beneficial Ownership”

Neither the approval by the Company’s Board of Directors nor the Company’s minority stockholders would be required to effect a short-form merger of the Company with Hallmark.  Minority stockholders would have appraisal rights under the DGCL. The Special Committee negotiated for limitations to be placed on, among other things, Hallmark’s ability to acquire additional shares of Common Stock and to effect a short-form merger, and negotiated for other protections for the minority stockholders.  Specifically, the Stockholders Agreement provides standstill and co-sale provisions for periods of time in connection with Hallmark’s ability to effectuate a short-form merger, whether the short-form merger is used to acquire all of the Common Stock or as part of transactions to sell the Company to another party.  These terms of the Stockholders Agreement are described in the section of this Information Statement titled “THE RECAPITALIZATION - Stockholders Agreement.”

Opinion of Houlihan Lokey, page 36

2.                                      We note the statement on page 39 explaining what Houlihan Lokey’s fairness opinion covers and what it does not.  Tell us in your response letter how Houlihan Lokey’s fairness determination differs from the analysis that would have been involved in an opinion covering whether the company was receiving or paying reasonably equivalent value for the Exchange and Merger Transactions.

Response:

We have been informed by Houlihan Lokey that “fair from a financial point of view” and “reasonably equivalent value” are terms of art with specific meanings in different legal contexts.  “Reasonably equivalent value” has special legal meaning under the federal bankruptcy code and state law relating to fraudulent transfers that is not applicable to the rendering of a fairness opinion.  A determination of “fair from a financial point of view” and “reasonably equivalent value” each often requires different analytical approaches depending on specific facts and circumstances. Houlihan Lokey was only requested to opine as to the fairness to the Company, from a financial point of view of the Aggregate Consideration to be issued or paid by the Company or its wholly owned subsidiary, CMUS, in exchange for the HCC Debt and the Intermediate Holdco Stock in the Exchange and Merger Transactions and was not requested to advise the Committee with respect to whether the Company or any other person was receiving or paying reasonably equivalent value in the Exchange and Merger Transactions. As a consequence, we are not in a position to advise the Staff as to how the financial analyses to support such a conclusion would have differed from the financial analyses Houlihan Lokey performed to support its fairness opinion.

We acknowledge that:

•                                the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned or Mark R. Levy (303-290-1083) at Holland & Hart LLP.  Thank you.

Very truly yours,

/s/ Amy L. Bowler

Amy L. Bowler
of Holland & Hart LLP

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